UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Learning Tree International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

522015 10 6

(CUSIP Number)

Mary C. Adams, Assistant Secretary
Learning Tree International, Inc.
6053 Century Blvd.
Los Angeles, CA 90045-0028
Telephone (310) 342-2229

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.. 522015 10 6 9.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

1.	Eric R. Garen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization

United States of America

7.	Sole Voting Power

3,695,030

8.	Shared Voting Power

215,000

9.	Sole Dispositive Power

3,695,030

10.	Shared Dispositive Power

215,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,910,030

12.	Check if the Aggregate Amount in row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 20.6%

14.	Type of Reporting Person (See Instructions)

IN

Item 1.	Security and Issuer.

     This filing relates to common stock, $.0001 par value (the “Common Stock”) of Learning Tree International, Inc., a Delaware corporation (the “Company”). The Company’s principal executive office is located at 6053 W. Century Blvd., Los Angeles, California 90045.

Item 2.	Identity and Background.

     This statement is being filed by Eric R. Garen, whose address is 6053 W. Century Blvd., Los Angeles, California 90045. Mr. Garen is President and Director of the Company. During the past five years, Mr. Garen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Garen is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

     Not Applicable.

Item 4.	Purpose of Transaction.

     On December 27, 2000 Dr. David C. Collins (a Director and Chief Executive Officer of the Company) made a gift of 215,000 shares of Common Stock to the Pegasus Foundation, a support organization. Mr. Garen is a Trustee of the Pegasus Foundation, and with the new total number of shares, Mr. Garen’s ownership in the Company requires filing of this statement.

Item 5.	Interest in Securities of the Issuer.

     (a)  According to the Company’s Proxy Statement dated January 18, 2002, the number of shares of the Company’s Common Stock outstanding as of January 18, 2002, was 18,984,324. Mr. Garen beneficially owns 3,910,030 shares of Common Stock (within the meaning of the rules under

Section 13 of the Securities Exchange Act of 1934), which represent approximately 20.6% of the Company’s outstanding Common Stock. Mr. Garen’s beneficial ownership is set forth below:

     The shares listed for Mr. Garen include (i) 270,380 shares owned by the Garen Family Foundation, of which Mr. Garen is a trustee, but as to which he disclaims beneficial ownership; (ii) 215,000 shares owned by The Pegasus Foundation, of which Mr. Garen is one of several trustees and as to which he disclaims beneficial ownership; and (iii) 1,048,064 shares held by the Garen Children’s Trust and 163,000 shares held by the Garen Dynasty Trust, as to which Mr. Garen lacks voting and disposition power and as to which he disclaims beneficial ownership.

     (b)

Number of Shares

Sole Voting and Dispositive Power	3,695,030
Shared Voting and Dispositive Power	215,000

Total	3,910,030

     (c)  Except for certain gift transfers of 128,536 shares on December 21, 2001 from certain trusts of which Mr. Garen is trustee, during the past sixty (60) days, Mr. Garen has not effected any transaction in the Company’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not Applicable

Item 7.	Materials to be Filed as Exhibits.

     Not Applicable.

SIGNATURE

     After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 18, 2002

/s/ Eric R. Garen
ERIC R. GAREN

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)